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Gino Despeghel                        Susan Borinelli
Executive Chairman                    Breakstone & Ruth International
XEIKON NV                             Tel: (646) 536-7018
Tel: +32-3-443-1312                   Email: sborinelli@breakstoneruth.com



                                                           FOR IMMEDIATE RELEASE


   XEIKON'S REQUESTS FOR CREDITOR PROTECTION GRANTED IN BELGIUM AND IN FRANCE


MORTSEL, BELGIUM - NOVEMBER 28, 2001 - XEIKON N.V. (NASDAQ: XEIK), the world's leading supplier of production digital printing systems for a wide range of commercial and industrial printing applications, today announced that the court in Belgium has granted the Company creditor protection under applicable Belgian legislation for a 4 month period.


On November 13, 2001, the Company's subsidiary in France, Xeikon France S.A., was granted similar protection for three months under applicable French legislation.


During these periods, Xeikon N.V. and Xeikon France S.A. each will prepare, under the supervision of several officers appointed by the courts, a restructuring plan for its business. During that time, the Company will temporarily be relieved from its obligation to service existing debts.


The Company continues to manufacture, market and distribute its products during this period of creditor protection.


Mr. Gino Despeghel, Xeikon's Executive Chairman, stated: "The court's decision reflects a belief in our capability to secure the business continuity of Xeikon. It also enables us to continue with the negotiations to strengthen our financial structure."


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Xeikon N.V. develops, produces and markets commercial digital color printing systems and related consumables specifically designed to meet the quality, speed, reliability, cost, variable content and on-demand requirements of the global digital color printing market. Xeikon supplies both original equipment manufacturers, as well as a global network of over 30 value-added distributors
(VADs) operating in more than 40 countries.


Xeikon is also a major manufacturer of digital black and white printers, which use a proprietary "magnetography" technology best suited for use in heavy-duty printing applications. Additional information on the Company can be found at http://www.xeikon.com.


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This news release may contain forward-looking statements, and actual results may vary from those expressed or implied herein. Factors that could affect these results include those mentioned in Xeikon's 2000 annual report and its annual and quarterly filing with the Securities and Exchange Commission.


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